Page 1 of 54

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )

ARAMARK CORPORATION

(Name of Issuer)

Class B Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

Class B Common Stock: 038521100

(CUSIP Number)

Ben I. Adler, Esq.

Goldman, Sachs & Co.

One New York Plaza

New York, New York 10004

Telephone: (212) 902-1000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 1, 2006

(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on following pages)

Class B Common Stock CUSIP No. 038521100	Page 2 of 54

1.	Names of Reporting Persons: THE GOLDMAN SACHS GROUP, INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE Only
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 shares 8. Shared Voting Power: 2,015,934 shares, Class B Common Stock 9. Sole Dispositive Power: 0 shares 10. Shared Dispositive Power: 2,038,672 shares, Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,038,672 shares, Class B Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13.	Percent of Class Represented by Amount in Row (11) 1.7% Class B Common Stock[1]
14.	Type of Reporting Person: HC-CO

[1]	Based on 120,154,943 shares of Class B Common Stock outstanding at January 27, 2006, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended December 30, 2005, filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2006 (the “Reported Shares Outstanding”).

Class B Common Stock CUSIP No. 038521100	Page 3 of 54

1.	Names of Reporting Persons: GOLDMAN, SACHS & CO.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE Only
4.	Source of Funds: WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☒
6.	Citizenship or Place of Organization: NEW YORK

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 shares 8. Shared Voting Power: 2,015,934 shares, Class B Common Stock 9. Sole Dispositive Power: 0 shares 10. Shared Dispositive Power: 2,038,672 shares, Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,038,672 shares, Class B Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13.	Percent of Class Represented by Amount in Row (11) 1.7% Class B Common Stock[1]
14.	Type of Reporting Person: BD-PN-IA

[1]	Based on the Reported Shares Outstanding.

Class B Common Stock CUSIP No. 038521100	Page 4 of 54

1.	Names of Reporting Persons: GSCP V ADVISORS, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE Only
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 shares 8. Shared Voting Power: 0 shares 9. Sole Dispositive Power: 0 shares 10. Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person: OO

Class B Common Stock CUSIP No. 038521100	Page 5 of 54

1.	Names of Reporting Persons: GSCP V OFFSHORE ADVISORS, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE Only
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 shares 8. Shared Voting Power: 0 shares 9. Sole Dispositive Power: 0 shares 10. Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person: OO

Class B Common Stock CUSIP No. 038521100	Page 6 of 54

1.	Names of Reporting Persons: GS ADVISORS V, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE Only
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 shares 8. Shared Voting Power: 0 shares 9. Sole Dispositive Power: 0 shares 10. Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person: OO

Class B Common Stock CUSIP No. 038521100	Page 7 of 54

1.	Names of Reporting Persons: GOLDMAN, SACHS MANAGEMENT GP GMBH
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE Only
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: GERMANY

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 shares 8. Shared Voting Power: 0 shares 9. Sole Dispositive Power: 0 shares 10. Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person: CO

Class B Common Stock CUSIP No. 038521100	Page 8 of 54

1.	Names of Reporting Persons: GS CAPITAL PARTNERS V FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE Only
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 shares 8. Shared Voting Power: 0 shares 9. Sole Dispositive Power: 0 shares 10. Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person: PN

Class B Common Stock CUSIP No. 038521100	Page 9 of 54

1.	Names of Reporting Persons: GS CAPITAL PARTNERS V OFFSHORE FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE Only
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 shares 8. Shared Voting Power: 0 shares 9. Sole Dispositive Power: 0 shares 10. Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person: PN

Class B Common Stock CUSIP No. 038521100	Page 10 of 54

1.	Names of Reporting Persons: GS CAPITAL PARTNERS V GMBH & CO. KG
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE Only
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: GERMANY

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 shares 8. Shared Voting Power: 0 shares 9. Sole Dispositive Power: 0 shares 10. Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person: PN

Class B Common Stock CUSIP No. 038521100	Page 11 of 54

1.	Names of Reporting Persons: GS CAPITAL PARTNERS V INSTITUTIONAL, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE Only
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 shares 8. Shared Voting Power: 0 shares 9. Sole Dispositive Power: 0 shares 10. Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person: PN

Class B Common Stock CUSIP No. 038521100	Page 12 of 54

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class B common stock, par value $0.01 per share (the “Class B Common Stock”), of ARAMARK Corporation (the “Issuer”). The principal executive offices of the Issuer are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

Item 2.	Identity and Background.

This statement is being filed by The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”), GSCP V Advisors, L.L.C. (“GSCP Advisors”), GSCP V Offshore Advisors, L.L.C. (“GSCP Offshore Advisors”), GS Advisors V, L.L.C. (“GS Advisors”), Goldman, Sachs Management GP GmbH (“GS GmbH”), GS Capital Partners V Fund, L.P. (“GS Capital”), GS Capital Partners V Offshore Fund, L.P. (“GS Offshore”), GS Capital Partners V GmbH & CO. KG (“GS Germany”), and GS Capital Partners V Institutional, L.P. (“GS Institutional” and, together with GS Capital, GS Offshore and GS Germany, the “Funds”) (GS Group, Goldman Sachs, GSCP Advisors, GSCP Offshore Advisors, GS Advisors, GS GmbH, and the Funds, collectively, the “Reporting Persons”).2

GS Group is a Delaware corporation and holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange and other national exchanges. Goldman Sachs also serves as the manager for GSCP Advisors, GSCP Offshore Advisors and GS Advisors and the investment manager for GS Capital, GS Offshore, GS Germany and GS Institutional. Goldman Sachs is wholly-owned, directly and indirectly, by GS Group. GSCP Advisors, a Delaware limited liability company, is the sole general partner of GS Capital. GSCP Offshore Advisors, a Delaware limited liability company, is the sole general partner of GS Offshore. GS Advisors, a Delaware limited liability company, is the sole managing limited partner of GS Germany and the sole general partner of GS Institutional. GS GmbH, a German company with limited liability, is the general partner of GS Germany. Each of GS Capital, a Delaware limited partnership, GS Offshore, a Cayman Islands exempted limited partnership, GS Germany, a German limited partnership, and GS Institutional, a Delaware limited partnership, was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component. The principal address of each Reporting Person is 85 Broad Street, New York, NY 10004.

The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GSCP Advisors are set forth in Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GSCP Offshore Advisors are set forth in Schedule II-B hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS Advisors are set forth in Schedule II-C hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS GmbH are set forth in Schedule II-D hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Principal Investment Area Investment Committee of Goldman Sachs, which is responsible for making all investment decisions for each of GSCP Advisors, GSCP Offshore Advisors and GS Advisors on behalf of Goldman Sachs, are set forth in Schedule II-E hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C, II-D or II-E hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of May 11, 2006, a copy of which is attached hereto as Exhibit 7.01.

[2]	Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Class B Common Stock CUSIP No. 038521100	Page 13 of 54

Item 3.	Source and Amount of Funds or Other Consideration.

It is anticipated that funding for the Proposal (as defined in Item 4 below) will be in the form of (1) cash contributed to the acquisition vehicle formed by the Investors (as defined in Item 4 below) and (2) debt financing. In addition, it is anticipated that a portion of the shares of Class A Common Stock , par value $0.01 per share (the “Class A Common Stock”), and Class B Common Stock currently held by Joseph Neubauer, the Chairman of the Board of Directors and Chief Executive Officer of the Issuer, will be contributed to the acquisition vehicle. Members of the Issuer’s senior management team also may contribute shares of Class A Common Stock or Class B Common Stock to the acquisition vehicle. The description of the Proposal set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

The Investors have obtained a “highly confident” letter regarding the debt financing, as described in the Proposal Letter (as defined in Item 4 below). A copy of the “highly confident” letter is filed as Exhibit 7.02 to this Schedule 13D, and is incorporated by reference into this Item 3.

Item 4.	Purpose of Transactions.

On May 1, 2006, Mr. Neubauer and GS Capital Partners, J.P. Morgan Partners, Thomas H. Lee Partners and Warburg Pincus LLC (collectively, the “Investors”) delivered a letter (the “Proposal Letter”) to the Board of Directors of the Issuer in which it was proposed that Mr. Neubauer and funds managed by the other Investors would offer to acquire by merger, for a purchase price of $32.00 in cash per share, all of the outstanding shares of the Issuer’s Class A Common Stock and Class B Common Stock, other than any shares held by any of the Investors and members of the Issuer’s senior management team that are to be invested in the transaction (the “Proposal”).

As described in the Proposal Letter, the Investors anticipate that the Issuer will establish a special committee of independent directors authorized to retain independent financial and legal advisors (the “Special Committee”) to consider the Proposal. To facilitate that review, the Investors intend to provide shortly (1) equity and debt commitment letters for all amounts necessary to effect the transaction and (2) a proposed form of merger agreement and other transaction documentation. The Investors noted that they are prepared to move very quickly to finalize the definitive transaction and related documents. No binding obligation on the part of any Reporting Person, any Investor or the Issuer will arise with respect to the Proposal or any transaction unless and until a definitive merger agreement and other transaction documentation satisfactory to the Investors and recommended by the Special Committee and approved by the Issuer’s Board of Directors is executed and delivered.

The Proposal could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer’s securities from the New York Stock Exchange, and the causing of a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). One or more of the Reporting Persons are expected to take actions in furtherance of the Proposal or any amendment thereof.

A copy of the Proposal Letter is filed as Exhibit 7.03 to this Schedule 13D, and is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) As of May 1, 2006, both GS Group and Goldman Sachs, or another wholly-owned broker or dealer subsidiary of GS Group, may be deemed to beneficially own 2,015,934 shares of Class B Common Stock, which were acquired in ordinary course trading activities. In addition, both GS Group and Goldman Sachs, or another wholly-owned subsidiary of GS Group, may be deemed to beneficially own 22,738 shares of Class B Common Stock that are held in managed accounts on behalf of clients, for which both GS Group and Goldman Sachs, or such other subsidiary, or their respective employees, have investment discretion. Accordingly, as of May 1, 2006, both GS Group and Goldman Sachs may each be deemed to beneficially own an aggregate of 2,038,672 shares of Class B Common Stock, over all of which shares they share dispositive power and over 2,015,934 of such shares they share voting power. Such 2,038,672 shares of Class B Common Stock constitute 1.7% of the outstanding shares of Class B Common Stock, based on the Reported Shares Outstanding. GS Group and Goldman Sachs disclaim beneficial ownership of shares of Class B Common Stock held in managed accounts.

Other than as described in the following paragraph, none of GSCP Advisors, GSCP Offshore Advisors, GS Advisors, GS GmbH or any of the Funds beneficially owns any securities of the Issuer.

Class B Common Stock CUSIP No. 038521100	Page 14 of 54

As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act, with Mr. Neubauer, J.P. Morgan Partners, Thomas H. Lee Partners, Warburg Pincus LLC, and certain of their affiliates. Accordingly, the Reporting Persons may be deemed to beneficially own any shares of Class A Common Stock and Class B Common Stock that may be beneficially owned by such other persons. The Reporting Persons do not have affirmative information about any such shares that may be beneficially owned by such other persons, other than the 23,945,683 shares of Class A Common Stock and 23,945,683 shares of Class B Common Stock reported as beneficially owned by Mr. Neubauer in Amendment No. 16 to his Schedule 13D, filed with the SEC on May 1, 2006. The Reporting Persons hereby disclaim beneficial ownership of any shares of Class A Common Stock or Class B Common Stock that may be or are beneficially owned by Mr. Neubauer, J.P. Morgan Partners, Thomas H. Lee Partners, Warburg Pincus LLC or their respective affiliates.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

(b) The description set forth in Item 5(a) above is incorporated by reference in its entirety into this Item 5(b).

(c) In the past 60 days, the Reporting Persons have effected the transactions in the Issuer’s Class B Common Stock set forth on Schedule IV hereto.

(d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class B Common Stock held in managed accounts, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class B Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Proposal set forth in Item 4 above is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

7.01.	Joint Filing Agreement, dated as of May 11, 2006, by and among The Goldman Sachs Group, Inc., Goldman, Sachs & Co., GSCP V Advisors, L.L.C., GSCP V Offshore Advisors, L.L.C., GS Advisors V, L.L.C., Goldman, Sachs Management GP GmbH, GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & CO. KG and GS Capital Partners V Institutional, L.P.

7.02.	Highly Confident Letter, dated April 30, 2006.

7.03.	Proposal Letter, dated May 1, 2006.

7.04	Power of Attorney, dated November 7, 2005, relating to The Goldman Sachs Group, Inc (incorporated by reference to Exhibit 8 to the Reporting Persons’ Schedule 13D filed in respect of HealthMarkets, Inc. on April 17, 2006).

7.05	Power of Attorney, dated November 7, 2005, relating to Goldman, Sachs & Co. (incorporated by reference to Exhibit 9 to the Reporting Persons’ Schedule 13D filed in respect of HealthMarkets, Inc. on April 17, 2006).

Class B Common Stock CUSIP No. 038521100	Page 15 of 54

Exhibit	Description
7.06	Power of Attorney, dated April 12, 2006, relating to GSCP V Advisors, L.L.C. (incorporated by reference to Exhibit 10 to the Reporting Persons’ Schedule 13D filed in respect of HealthMarkets, Inc. on April 17, 2006).

7.07	Power of Attorney, dated April 12, 2006, relating to GSCP V Offshore Advisors, L.L.C. (incorporated by reference to Exhibit 11 to the Reporting Persons’ Schedule 13D filed in respect of HealthMarkets, Inc. on April 17, 2006).

7.08	Power of Attorney, dated April 12, 2006, relating to GS Advisors V, L.L.C. (incorporated by reference to Exhibit 12 to the Reporting Persons’ Schedule 13D filed in respect of HealthMarkets, Inc. on April 17, 2006).

7.09	Power of Attorney, dated November 21, 2005, relating to Goldman, Sachs Management GP GmbH (incorporated by reference to Exhibit 13 to the Reporting Persons’ Schedule 13D filed in respect of HealthMarkets, Inc. on April 17, 2006).

7.10	Power of Attorney, dated April 12, 2006, relating to GS Capital Partners V Fund, L.P. (incorporated by reference to Exhibit 14 to the Reporting Persons’ Schedule 13D filed in respect of HealthMarkets, Inc. on April 17, 2006).

7.11	Power of Attorney, dated April 12, 2006, relating to GS Capital Partners V Offshore Fund, L.P. (incorporated by reference to Exhibit 15 to the Reporting Persons’ Schedule 13D filed in respect of HealthMarkets, Inc. on April 17, 2006).

7.12	Power of Attorney, dated April 12, 2006, relating to GS Capital Partners V GmbH & CO. KG (incorporated by reference to Exhibit 16 to the Reporting Persons’ Schedule 13D filed in respect of HealthMarkets, Inc. on April 17, 2006).

7.13	Power of Attorney, dated April 12, 2006, relating to GS Capital Partners V Institutional, L.P. (incorporated by reference to Exhibit 17 to the Reporting Persons’ Schedule 13D filed in respect of HealthMarkets, Inc. on April 17, 2006).

Class B Common Stock CUSIP No. 038521100	Page 16 of 54

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2006

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

GOLDMAN, SACHS & CO.

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

GSCP V ADVISORS, L.L.C.

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

GSCP V OFFSHORE ADVISORS, L.L.C.

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

GS ADVISORS V, L.L.C.

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

GOLDMAN, SACHS MANAGEMENT GP GMBH

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

GS CAPITAL PARTNERS V FUND, L.P.

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

GS CAPITAL PARTNERS V OFFSHORE FUND, L.P.

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

Class B Common Stock CUSIP No. 038521100	Page 17 of 54

GS CAPITAL PARTNERS V GMBH & CO. KG

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

GS CAPITAL PARTNERS V INSTITUTIONAL, L.P.

By:	/s/ Roger S. Begelman
Name:	Roger S. Begelman
Title:	Attorney-in-fact

Class B Common Stock CUSIP No. 038521100	Page 18 of 54

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom and Claes Dahlbäck, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
Henry M. Paulson, Jr.	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.

Lloyd C. Blankfein	President and Chief Operating Officer of The Goldman Sachs Group, Inc.

Lord Browne of Madingley	Group Chief Executive of BP plc

John H. Bryan	Retired Chairman and Chief Executive Officer of Sara Lee Corporation

Claes Dahlbäck	Senior Advisor to Investor AB and Executive Vice Chairman of W Capital Management

Stephen Friedman	Senior Advisor to Stone Point Capital

William W. George	Professor of Management Practice at the Harvard Business School, Retired Chairman and Chief Executive Officer of Medtronic, Inc.

James A. Johnson	Vice Chairman of Perseus, L.L.C.

Lois D. Juliber	Retired Vice Chairman of Colgate-Palmolive Company

Edward M. Liddy	Chairman and Chief Executive Officer of The Allstate Corporation

Ruth J. Simmons	President of Brown University

Class B Common Stock CUSIP No. 038521100	Page 19 of 54

SCHEDULE II-A

The name, position and present principal occupation of each executive officer of GSCP V Advisors, L.L.C., the sole general partner of GS Capital Partners V Fund, L.P., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Ulrika Werdelin and Martin Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Sang Gyun Ahn, Mary Nee, Hsueh J. Sung and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; Bjorn P. Killmer, Steffen J. Kastner and Martin Hintze are citizens of Germany; Hsueh Sung is a citizen of Taiwan; Ankur A. Sahu is a citizen of India; Sang Gyun Ahn is a citizen of South Korea; and Ulrika Werdelin is a citizen of Sweden.

Name	Position	Present Principal Occupation
Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Richard S. Sharp	Managing Director and Vice President	Managing Director of Goldman Sachs International

Esta E. Stecher	Assistant Secretary	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Sanjay H. Patel	Managing Director and Vice President	Managing Director of Goldman Sachs International

Hsueh J. Sung	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Steven M. Bunson	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Treasurer	Managing Director of Goldman, Sachs & Co.

David J. Greenwald	Assistant Secretary	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Managing Director and Vice President	Managing Director of Goldman Sachs International

Sarah E. Smith	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Stephen S. Trevor	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Robert R. Gheewalla	Managing Director and Vice President	Managing Director of Goldman Sachs International

Class B Common Stock CUSIP No. 038521100	Page 20 of 54

Name	Position	Present Principal Occupation
Ben I. Adler	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Melina E. Higgins	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Adrian M. Jones	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

John E. Bowman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist	Managing Director, Vice President and Secretary	Managing Director of Goldman, Sachs & Co.

Beverly L. O’Toole	Assistant Secretary	Vice President and Associate General Counsel of Goldman, Sachs & Co.

Matthew E. Tropp	Assistant Secretary	Vice President and Associate General Counsel of Goldman, Sachs & Co.

Mitchell S. Weiss	Vice President	Vice President of Goldman, Sachs & Co.

Mary Nee	Vice President	Executive Director of Goldman Sachs (Asia) L.L.C.

Ulrika Werdelin	Managing Director and Vice President	Managing Director of Goldman Sachs International

Kenneth A. Pontarelli	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Steffen J. Kastner	Managing Director and Vice President	Managing Director of Goldman Sachs International

Stuart A. Katz	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Bjorn P. Killmer	Managing Director and Vice President	Managing Director of Goldman Sachs International

Sang Gyun Ahn	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Martin Hintze	Managing Director and Vice President	Managing Director of Goldman Sachs International

Michael E. Koester	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu	Managing Director and Vice President	Managing Director of Goldman Sachs (Japan) Ltd.

Andrew E. Wolff	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Christine Serfin	Vice President	Vice President of Goldman, Sachs & Co.

Julie Abraham	Assistant Secretary	Vice President and Assistant General Counsel of Goldman, Sachs & Co.

Class B Common Stock CUSIP No. 038521100	Page 21 of 54

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of GSCP V Offshore Advisors, L.L.C., the sole general partner of GS Capital Partners V Offshore Fund, L.P., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Ulrika Werdelin and Martin Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Sang Gyun Ahn, Mary Nee, Hsueh J. Sung and Andrew Wolff is Cheung Kong Center, 68 th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; Bjorn P. Killmer, Steffen J. Kastner and Martin Hintze are citizens of Germany; Hsueh Sung is a citizen of Taiwan; Ankur A. Sahu is a citizen of India; Sang Gyun Ahn is a citizen of South Korea; and Ulrika Werdelin is a citizen of Sweden.

Name	Position	Present Principal Occupation
Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Richard S. Sharp	Managing Director and Vice President	Managing Director of Goldman Sachs International

Esta E. Stecher	Assistant Secretary	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Sanjay H. Patel	Managing Director and Vice President	Managing Director of Goldman Sachs International

Hsueh J. Sung	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Steven M. Bunson	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Treasurer	Managing Director of Goldman, Sachs & Co.

David J. Greenwald	Assistant Secretary	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Managing Director and Vice President	Managing Director of Goldman Sachs International

Sarah E. Smith	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Stephen S. Trevor	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Robert R. Gheewalla	Managing Director and Vice President	Managing Director of Goldman Sachs International

Class B Common Stock CUSIP No. 038521100	Page 22 of 54

Name	Position	Present Principal Occupation
Ben I. Adler	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Melina E. Higgins	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Adrian M. Jones	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

John E. Bowman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist	Managing Director, Vice President and Secretary	Managing Director of Goldman, Sachs & Co.

Beverly L. O’Toole	Assistant Secretary	Vice President and Associate General Counsel of Goldman, Sachs & Co.

Matthew E. Tropp	Assistant Secretary	Vice President and Associate General Counsel of Goldman, Sachs & Co.

Mitchell S. Weiss	Vice President	Vice President of Goldman, Sachs & Co.

Mary Nee	Vice President	Executive Director of Goldman Sachs (Asia) L.L.C.

Ulrika Werdelin	Managing Director and Vice President	Managing Director of Goldman Sachs International

Kenneth A. Pontarelli	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Steffen J. Kastner	Managing Director and Vice President	Managing Director of Goldman Sachs International

Stuart A. Katz	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Bjorn P. Killmer	Managing Director and Vice President	Managing Director of Goldman Sachs International

Sang Gyun Ahn	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Martin Hintze	Managing Director and Vice President	Managing Director of Goldman Sachs International

Michael E. Koester	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu	Managing Director and Vice President	Managing Director of Goldman Sachs (Japan) Ltd.

Andrew E. Wolff	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Christine Serfin	Vice President	Vice President of Goldman, Sachs & Co.

Julie Abraham	Assistant Secretary	Vice President and Assistant General Counsel of Goldman, Sachs & Co.

Class B Common Stock CUSIP No. 038521100	Page 23 of 54

SCHEDULE II-C

The name, position and present principal occupation of each executive officer of GS Advisors V, L.L.C., the sole managing limited partner of GS Capital Partners V GmbH & CO. KG and the sole general partner of GS Capital Partners V Institutional, L.P., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Ulrika Werdelin and Martin Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Sang Gyun Ahn, Mary Nee, Hsueh J. Sung and Andrew Wolff is Cheung Kong Center, 68 th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; Bjorn P. Killmer, Steffen J. Kastner and Martin Hintze are citizens of Germany; Hsueh Sung is a citizen of Taiwan; Ankur A. Sahu is a citizen of India; Sang Gyun Ahn is a citizen of South Korea; and Ulrika Werdelin is a citizen of Sweden.

Name	Position	Present Principal Occupation
Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Richard S. Sharp	Managing Director and Vice President	Managing Director of Goldman Sachs International

Esta E. Stecher	Assistant Secretary	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Sanjay H. Patel	Managing Director and Vice President	Managing Director of Goldman Sachs International

Hsueh J. Sung	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Steven M. Bunson	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Treasurer	Managing Director of Goldman, Sachs & Co.

David J. Greenwald	Assistant Secretary	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Managing Director and Vice President	Managing Director of Goldman Sachs International

Sarah E. Smith	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Stephen S. Trevor	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Robert R. Gheewalla	Managing Director and Vice President	Managing Director of Goldman Sachs International

Class B Common Stock CUSIP No. 038521100	Page 24 of 54

Name	Position	Present Principal Occupation
Ben I. Adler	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Melina E. Higgins	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Adrian M. Jones	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

John E. Bowman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist	Managing Director, Vice President and Secretary	Managing Director of Goldman, Sachs & Co.

Beverly L. O’Toole	Assistant Secretary	Vice President and Associate General Counsel of Goldman, Sachs & Co.

Matthew E. Tropp	Assistant Secretary	Vice President and Associate General Counsel of Goldman, Sachs & Co.

Mitchell S. Weiss	Vice President	Vice President of Goldman, Sachs & Co.

Mary Nee	Vice President	Executive Director of Goldman Sachs (Asia) L.L.C.

Ulrika Werdelin	Managing Director and Vice President	Managing Director of Goldman Sachs International

Kenneth A. Pontarelli	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Steffen J. Kastner	Managing Director and Vice President	Managing Director of Goldman Sachs International

Stuart A. Katz	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Bjorn P. Killmer	Managing Director and Vice President	Managing Director of Goldman Sachs International

Sang Gyun Ahn	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Martin Hintze	Managing Director and Vice President	Managing Director of Goldman Sachs International

Michael E. Koester	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu	Managing Director and Vice President	Managing Director of Goldman Sachs (Japan) Ltd.

Andrew E. Wolff	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Christine Serfin	Vice President	Vice President of Goldman, Sachs & Co.

Julie Abraham	Assistant Secretary	Vice President and Assistant General Counsel of Goldman, Sachs & Co.

Class B Common Stock CUSIP No. 038521100	Page 25 of 54

SCHEDULE II-D

The name, position and present principal occupation of each executive officer of Goldman, Sachs Management GP GmbH, the general partner of GS Capital Partners V GmbH & CO. KG., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp and Simon Cresswell is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom and Simon Cresswell is a citizen of Australia.

Name	Position	Present Principal Occupation
Richard A. Friedman	Managing Director	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director	Managing Director of Goldman, Sachs & Co.

Richard S. Sharp	Managing Director	Managing Director of Goldman Sachs International

Elizabeth C. Fascitelli	Managing Director	Managing Director of Goldman, Sachs & Co.

Sarah E. Smith	Managing Director	Managing Director of Goldman, Sachs & Co.

Ben I. Adler	Managing Director	Managing Director of Goldman, Sachs & Co.

John E. Bowman	Managing Director	Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist	Managing Director	Managing Director of Goldman, Sachs & Co.

David Greenwald	Managing Director	Managing Director of Goldman, Sachs & Co.

Simon Cresswell	Managing Director	Vice President and Associate General Counsel of Goldman, Sachs & Co.

Class B Common Stock CUSIP No. 038521100	Page 26 of 54

SCHEDULE II-E

The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GSCP V Advisors, L.L.C., GSCP V Offshore Advisors, L.L.C., GS Advisors V, L.L.C., GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & CO. KG, and GS Capital Partners V Institutional, L.P., are set forth below.

The business address for each member listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Robert R. Gheewalla, Hughes B. Lepic and Sanjay H. Patel is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Hsueh J. Sung is 68/F Cheung Kong Centre, Hong Kong.

All members listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; and Hsueh Sung is a citizen of Taiwan.

Name	Present Principal Occupation
Richard A. Friedman	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director of Goldman, Sachs & Co.

Richard S. Sharp	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Managing Director of Goldman, Sachs & Co.

Joe DiSabato	Managing Director of Goldman, Sachs & Co.

Adrian M. Jones	Managing Director of Goldman, Sachs & Co.

Peter G. Sachs	Senior Director of The Goldman Sachs Group, Inc.

Scott Kapnick	Managing Director of Goldman, Sachs & Co.

Melina E. Higgins	Managing Director of Goldman, Sachs & Co.

Hsueh J. Sung	Managing Director of Goldman Sachs (Asia) L.L.C.

Ben I. Adler	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.

Sarah E. Smith	Managing Director of Goldman, Sachs & Co.

Stephen S. Trevor	Managing Director of Goldman, Sachs & Co.

Robert R. Gheewalla	Managing Director of Goldman, Sachs International

Hughes B. Lepic	Managing Director of Goldman, Sachs International

Gerald J. Cardinale	Managing Director of Goldman, Sachs & Co.

Sanjay H. Patel	Managing Director of Goldman, Sachs International

Class B Common Stock CUSIP No. 038521100	Page 27 of 54

SCHEDULE III

In November 2002, the Securities and Exchange Commission (“SEC”), the National Association of Securities Dealers (“NASD”) and the New York Stock Exchange, Inc. (“NYSE”) alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Exchange Act, and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of “hot” IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC’s allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs; (ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.

On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and (ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC’s allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act, and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.

On January 24, 2005, the SEC filed an action in the U.S. District Court for the Southern District of New York alleging that Goldman Sachs violated Rule 101 of Regulation M under the Exchange Act by attempting to induce, or inducing certain investors to make, aftermarket purchases of certain initial public offerings underwritten by Goldman Sachs during 2000. On February 4, 2005, without admitting or denying the allegations of the complaint, a final judgment was entered against Goldman Sachs, with the consent of Goldman Sachs, under which Goldman Sachs was permanently restrained and enjoined from violating Rule 101 of Regulation M and required to pay a $40 million civil penalty, which was paid on March 31, 2005.

Class B Common Stock CUSIP No. 038521100	Page 28 of 54

SCHEDULE IV

Listed below are the transactions effected by the Reporting Persons in the Issuer’s Class A Common Stock and Class B Common Stock in the past 60 Days, all of which were effected in the ordinary course of business of Goldman, Sachs & Co. or another wholly-owned broker or dealer subsidiary of The Goldman Sachs Group, Inc. in ordinary course trading activities. The transactions were effected on the New York Stock Exchange or in the over-the-counter market.

ARAMARK Corporation

CUSIP No. 038521100

Class B Common Stock

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
S	300	28.380000	20060302	20060307
P	300	28.395000	20060302	20060307
S	300	28.395000	20060302	20060307
S	300	28.395000	20060302	20060307
P	300	28.395000	20060302	20060307
P	376	28.159600	20060302	20060307
S	265	28.400000	20060302	20060307
S	1	28.200000	20060302	20060307
S	100	28.370000	20060302	20060307
S	400	28.330000	20060302	20060307
S	100	28.370000	20060302	20060307
S	300	28.360000	20060302	20060307
S	100	28.360000	20060302	20060307
P	1,000	28.350000	20060302	20060307
S	376	28.159600	20060302	20060307
P	1,038	28.410000	20060302	20060307
P	100	28.210000	20060302	20060307
P	200	28.200000	20060302	20060307
P	100	28.190000	20060302	20060307
P	100	28.320000	20060302	20060307
P	200	28.330000	20060302	20060307
P	200	28.310000	20060302	20060307
P	100	28.280000	20060302	20060307
P	200	28.290000	20060302	20060307
P	500	28.300000	20060302	20060307
P	100	28.290000	20060302	20060307
P	500	28.400000	20060302	20060307
P	500	28.380000	20060302	20060307
P	300	28.390000	20060302	20060307
P	600	28.370000	20060302	20060307
P	400	28.330000	20060302	20060307
P	200	28.360000	20060302	20060307
P	200	28.350000	20060302	20060307
P	200	28.350000	20060302	20060307
P	100	28.340000	20060302	20060307
P	100	28.330000	20060302	20060307
P	400	28.320000	20060302	20060307
P	100	28.360000	20060302	20060307
P	100	28.370000	20060302	20060307
P	200	28.410000	20060302	20060307
S	300	28.395000	20060302	20060307
S	200	28.380000	20060302	20060307
S	100	28.380000	20060302	20060307
P	300	28.395000	20060302	20060307
S	1,000	28.350000	20060302	20060307
P	376	28.368000	20060302	20060307
S	376	28.159600	20060302	20060307
P	376	28.159600	20060302	20060307
S	1,038	28.410000	20060302	20060307
S	213	28.380000	20060302	20060307
P	1,251	28.400000	20060302	20060307

Class B Common Stock CUSIP No. 038521100	Page 29 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
P	400	28.379000	20060303	20060308
S	200	28.350000	20060303	20060308
S	200	28.360000	20060303	20060308
S	500	28.330000	20060303	20060308
S	100	28.330000	20060303	20060308
S	100	28.280000	20060303	20060308
P	700	28.322857	20060303	20060308
P	200	28.350000	20060303	20060308
P	100	28.390000	20060303	20060308
P	200	28.400000	20060303	20060308
P	300	28.380000	20060303	20060308
P	200	28.270000	20060303	20060308
P	700	28.370000	20060303	20060308
P	400	28.360000	20060303	20060308
S	100	28.330000	20060303	20060308
S	700	28.322857	20060303	20060308
S	100	28.310000	20060303	20060308
S	100	28.300000	20060303	20060308
S	76	28.290000	20060306	20060309
P	76	28.290000	20060306	20060309
P	124	28.290000	20060306	20060309
P	136	28.380000	20060306	20060309
P	1,300	28.450000	20060306	20060309
P	100	28.430000	20060306	20060309
P	1,400	28.440000	20060306	20060309
P	200	28.420000	20060306	20060309
P	800	28.410000	20060306	20060309
P	700	28.400000	20060306	20060309
P	500	28.370000	20060306	20060309
P	100	28.360000	20060306	20060309
P	600	28.380000	20060306	20060309
P	500	28.390000	20060306	20060309
P	600	28.400000	20060306	20060309
P	400	28.390000	20060306	20060309
P	200	28.380000	20060306	20060309
P	500	28.370000	20060306	20060309
P	100	28.310000	20060306	20060309
P	1,900	28.340000	20060306	20060309
P	800	28.330000	20060306	20060309
P	500	28.320000	20060306	20060309
P	300	28.290000	20060306	20060309
P	100	28.280000	20060306	20060309
P	1,300	28.360000	20060306	20060309
P	900	28.350000	20060306	20060309
P	600	28.420000	20060306	20060309
P	1,100	28.410000	20060306	20060309
P	900	28.450000	20060306	20060309
P	800	28.460000	20060306	20060309
P	300	28.410000	20060306	20060309
P	2,600	28.440000	20060306	20060309
P	1,200	28.430000	20060306	20060309

Class B Common Stock CUSIP No. 038521100	Page 30 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
P	300	28.420000	20060306	20060309
P	500	28.400000	20060306	20060309
P	100	28.380000	20060306	20060309
P	300	28.390000	20060306	20060309
S	124	28.290000	20060306	20060309
S	100	28.350000	20060306	20060309
S	834	28.400000	20060306	20060309
S	44	28.400000	20060306	20060309
S	176	28.420000	20060306	20060309
P	200	28.360000	20060307	20060310
P	100	28.360000	20060307	20060310
S	400	28.330000	20060307	20060310
S	100	28.330000	20060307	20060310
S	200	28.330000	20060307	20060310
P	700	28.330000	20060307	20060310
P	100	28.330000	20060307	20060310
P	200	28.390000	20060307	20060310
P	300	28.380000	20060307	20060310
P	100	28.410000	20060307	20060310
P	200	28.350000	20060307	20060310
P	100	28.320000	20060307	20060310
P	100	28.310000	20060307	20060310
P	100	28.290000	20060307	20060310
P	200	28.300000	20060307	20060310
P	100	28.280000	20060307	20060310
P	200	28.340000	20060307	20060310
P	200	28.350000	20060307	20060310
P	100	28.370000	20060307	20060310
P	200	28.380000	20060307	20060310
P	200	28.330000	20060307	20060310
P	300	28.320000	20060307	20060310
P	600	28.310000	20060307	20060310
P	400	28.300000	20060307	20060310
P	100	28.290000	20060307	20060310
P	100	28.270000	20060307	20060310
P	300	28.370000	20060307	20060310
P	300	28.330000	20060307	20060310
P	200	28.320000	20060307	20060310
P	200	28.280000	20060307	20060310
P	300	28.310000	20060307	20060310
P	200	28.300000	20060307	20060310
P	400	28.360000	20060307	20060310
P	200	28.340000	20060307	20060310
P	200	28.350000	20060307	20060310
P	100	28.360000	20060307	20060310
P	100	28.370000	20060307	20060310
P	100	28.340000	20060307	20060310
P	100	28.320000	20060307	20060310
P	700	28.350000	20060307	20060310
P	100	28.330000	20060307	20060310
P	100	28.350000	20060307	20060310

Class B Common Stock CUSIP No. 038521100	Page 31 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
S	200	28.360000	20060307	20060310
S	100	28.360000	20060307	20060310
S	700	28.330000	20060307	20060310
S	100	28.330000	20060307	20060310
P	76	28.350000	20060308	20060313
P	38	28.380000	20060308	20060313
S	81	28.370000	20060308	20060313
S	100	28.520000	20060308	20060313
S	100	28.500000	20060308	20060313
S	400	28.470000	20060308	20060313
P	600	28.483333	20060308	20060313
P	300	28.500000	20060308	20060313
S	100	28.530000	20060308	20060313
P	100	28.530000	20060308	20060313
S	600	28.483333	20060308	20060313
S	100	28.510000	20060308	20060313
S	200	28.400000	20060308	20060313
S	200	28.470000	20060308	20060313
S	100	28.490000	20060308	20060313
S	100	28.480000	20060308	20060313
P	800	28.390900	20060308	20060313
P	100	28.580000	20060309	20060314
P	100	28.580000	20060309	20060314
S	200	28.610000	20060309	20060314
P	100	28.580000	20060309	20060314
P	200	28.610000	20060309	20060314
S	100	28.580000	20060309	20060314
P	100	28.630000	20060309	20060314
S	100	28.630000	20060309	20060314
P	100	28.630000	20060309	20060314
S	100	28.580000	20060309	20060314
S	200	28.610000	20060309	20060314
S	100	28.490000	20060309	20060314
P	15,000	28.780000	20060310	20060315
P	15,000	28.720000	20060310	20060315
P	100	28.680000	20060310	20060315
P	100	28.680000	20060310	20060315
P	800	28.688750	20060310	20060315
P	100	28.790000	20060310	20060315
P	100	28.700000	20060310	20060315
P	400	28.670000	20060310	20060315
P	200	28.670000	20060310	20060315
S	800	28.688750	20060310	20060315
S	400	28.590000	20060310	20060315
S	100	28.580000	20060310	20060315
S	500	28.690000	20060310	20060315
S	100	28.680000	20060310	20060315
S	100	28.680000	20060310	20060315
P	878	28.770000	20060310	20060315
P	800	28.120000	20060313	20060316
P	300	28.120000	20060313	20060316

Class B Common Stock CUSIP No. 038521100	Page 32 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
P	800	28.130000	20060313	20060316
P	300	28.130000	20060313	20060316
S	300	27.950000	20060313	20060316
S	100	27.950000	20060313	20060316
P	600	27.960000	20060313	20060316
P	300	27.960000	20060313	20060316
P	1,300	27.910000	20060313	20060316
S	1,400	27.850000	20060313	20060316
P	1,400	27.850000	20060313	20060316
P	300	27.970000	20060313	20060316
P	300	28.020000	20060313	20060316
P	100	27.990000	20060313	20060316
P	300	28.010000	20060313	20060316
P	1,000	27.880000	20060313	20060316
S	700	27.994286	20060313	20060316
S	1,300	27.910000	20060313	20060316
P	100	28.680000	20060313	20060316
P	200	28.700000	20060313	20060316
P	100	28.710000	20060313	20060316
P	100	28.690000	20060313	20060316
P	100	28.600000	20060313	20060316
P	100	28.550000	20060313	20060316
P	100	28.520000	20060313	20060316
P	200	28.510000	20060313	20060316
P	100	28.450000	20060313	20060316
P	200	28.530000	20060313	20060316
P	100	28.460000	20060313	20060316
P	100	28.480000	20060313	20060316
P	100	28.450000	20060313	20060316
P	100	28.400000	20060313	20060316
P	100	28.390000	20060313	20060316
P	100	28.320000	20060313	20060316
P	100	28.280000	20060313	20060316
P	100	28.330000	20060313	20060316
P	100	28.360000	20060313	20060316
P	200	28.370000	20060313	20060316
P	200	28.350000	20060313	20060316
P	100	28.300000	20060313	20060316
P	100	28.250000	20060313	20060316
P	200	28.270000	20060313	20060316
P	100	28.220000	20060313	20060316
P	100	28.160000	20060313	20060316
P	100	28.180000	20060313	20060316
P	100	28.060000	20060313	20060316
P	100	28.120000	20060313	20060316
P	100	28.070000	20060313	20060316
P	100	28.000000	20060313	20060316
P	100	28.030000	20060313	20060316
P	100	28.020000	20060313	20060316
P	100	27.990000	20060313	20060316
P	100	27.980000	20060313	20060316

Class B Common Stock CUSIP No. 038521100	Page 33 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
P	100	27.950000	20060313	20060316
P	200	27.940000	20060313	20060316
P	100	28.000000	20060313	20060316
P	100	27.990000	20060313	20060316
P	100	27.970000	20060313	20060316
P	100	27.880000	20060313	20060316
P	100	27.910000	20060313	20060316
P	400	27.870000	20060313	20060316
P	100	27.860000	20060313	20060316
P	100	27.870000	20060313	20060316
P	100	27.860000	20060313	20060316
P	200	27.850000	20060313	20060316
P	500	28.230000	20060313	20060316
P	500	28.080000	20060313	20060316
S	500	27.970000	20060313	20060316
S	800	28.120000	20060313	20060316
S	300	28.120000	20060313	20060316
S	800	28.130000	20060313	20060316
S	300	28.130000	20060313	20060316
P	300	27.950000	20060313	20060316
P	100	27.950000	20060313	20060316
S	600	27.960000	20060313	20060316
S	300	27.960000	20060313	20060316
P	700	27.994286	20060313	20060316
S	100	27.990000	20060313	20060316
S	100	27.990000	20060313	20060316
S	100	27.970000	20060313	20060316
S	100	27.900000	20060313	20060316
S	200	27.890000	20060313	20060316
P	600	27.925500	20060313	20060316
S	300	27.900000	20060314	20060317
S	200	27.910000	20060314	20060317
S	800	27.910000	20060314	20060317
S	300	27.920000	20060314	20060317
S	100	27.930000	20060314	20060317
S	100	27.940000	20060314	20060317
S	400	27.920000	20060314	20060317
S	200	27.940000	20060314	20060317
S	300	27.940000	20060314	20060317
S	500	27.930000	20060314	20060317
S	100	27.930000	20060314	20060317
S	700	27.930000	20060314	20060317
S	100	27.940000	20060314	20060317
S	200	27.960000	20060314	20060317
S	100	27.960000	20060314	20060317
S	1,000	27.950000	20060314	20060317
S	1,000	27.950000	20060314	20060317
S	100	27.950000	20060314	20060317
S	1,000	27.950000	20060314	20060317
S	100	27.950000	20060314	20060317
S	200	27.950000	20060314	20060317

Class B Common Stock CUSIP No. 038521100	Page 34 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
S	100	27.940000	20060314	20060317
S	700	27.920000	20060314	20060317
S	400	27.930000	20060314	20060317
S	300	27.930000	20060314	20060317
S	400	27.910000	20060314	20060317
S	1,000	27.900000	20060314	20060317
S	900	27.920000	20060314	20060317
S	200	27.930000	20060314	20060317
S	800	27.930000	20060314	20060317
S	200	27.930000	20060314	20060317
S	200	27.930000	20060314	20060317
S	800	27.910000	20060314	20060317
S	300	27.900000	20060314	20060317
S	400	27.900000	20060314	20060317
S	200	27.870000	20060314	20060317
S	200	27.870000	20060314	20060317
S	100	27.860000	20060314	20060317
S	100	27.860000	20060314	20060317
S	200	27.870000	20060314	20060317
S	200	27.870000	20060314	20060317
S	100	27.860000	20060314	20060317
S	100	27.860000	20060314	20060317
S	400	27.860000	20060314	20060317
S	200	27.870000	20060314	20060317
S	100	27.880000	20060314	20060317
S	400	27.890000	20060314	20060317
S	100	27.900000	20060314	20060317
S	500	27.900000	20060314	20060317
S	100	27.910000	20060314	20060317
S	900	27.910000	20060314	20060317
S	300	27.900000	20060314	20060317
S	100	27.900000	20060314	20060317
S	300	27.900000	20060314	20060317
S	100	27.900000	20060314	20060317
S	100	27.900000	20060314	20060317
S	300	27.900000	20060314	20060317
S	100	27.910000	20060314	20060317
S	100	27.910000	20060314	20060317
S	100	27.920000	20060314	20060317
S	100	27.920000	20060314	20060317
S	100	27.920000	20060314	20060317
S	500	27.910000	20060314	20060317
S	100	27.940000	20060314	20060317
S	400	27.930000	20060314	20060317
S	300	27.900000	20060314	20060317
S	100	27.900000	20060314	20060317
S	100	27.900000	20060314	20060317
S	800	27.900000	20060314	20060317
S	100	27.900000	20060314	20060317
S	600	27.900000	20060314	20060317
S	100	27.900000	20060314	20060317

Class B Common Stock CUSIP No. 038521100	Page 35 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
S	400	27.900000	20060314	20060317
S	1,000	27.910000	20060314	20060317
S	100	27.920000	20060314	20060317
S	300	27.920000	20060314	20060317
S	900	27.920000	20060314	20060317
S	500	27.920000	20060314	20060317
S	100	27.940000	20060314	20060317
S	100	27.940000	20060314	20060317
S	100	27.940000	20060314	20060317
S	100	27.940000	20060314	20060317
S	100	27.940000	20060314	20060317
S	1,000	27.940000	20060314	20060317
S	100	27.940000	20060314	20060317
S	300	27.940000	20060314	20060317
S	400	27.940000	20060314	20060317
S	200	27.930000	20060314	20060317
S	200	27.930000	20060314	20060317
S	100	27.940000	20060314	20060317
S	300	27.940000	20060314	20060317
S	200	27.940000	20060314	20060317
S	100	27.940000	20060314	20060317
S	100	27.940000	20060314	20060317
S	100	27.960000	20060314	20060317
S	218	28.210000	20060314	20060317
P	200	28.210000	20060314	20060317
P	100	28.210000	20060314	20060317
P	300	28.180000	20060314	20060317
P	100	28.180000	20060314	20060317
P	800	28.210000	20060314	20060317
P	1,400	27.950000	20060314	20060317
P	100	27.930000	20060314	20060317
P	1,000	27.940000	20060314	20060317
P	1,100	27.910000	20060314	20060317
P	800	27.920000	20060314	20060317
P	300	27.860000	20060314	20060317
P	1,200	27.900000	20060314	20060317
P	800	27.890000	20060314	20060317
P	400	27.920000	20060314	20060317
P	300	27.890000	20060314	20060317
P	400	27.900000	20060314	20060317
P	400	27.910000	20060314	20060317
P	500	27.930000	20060314	20060317
P	2,200	27.940000	20060314	20060317
P	800	28.030000	20060314	20060317
P	300	28.020000	20060314	20060317
P	300	28.090000	20060314	20060317
S	193,500	28.059000	20060314	20060317
P	40,000	27.970000	20060314	20060317
P	100	27.950000	20060314	20060317
P	8,300	27.970000	20060314	20060317
P	22	27.850000	20060314	20060317

Class B Common Stock CUSIP No. 038521100	Page 36 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
S	190	28.210000	20060314	20060317
P	300	28.210000	20060314	20060317
S	200	28.210000	20060314	20060317
S	100	28.210000	20060314	20060317
P	100	28.210000	20060314	20060317
S	100	28.210000	20060314	20060317
S	300	28.180000	20060314	20060317
S	100	28.180000	20060314	20060317
S	800	28.210000	20060314	20060317
S	22	27.850000	20060314	20060317
P	218	28.210000	20060315	20060320
P	100	28.480000	20060315	20060320
P	100	28.500000	20060315	20060320
P	58	28.410000	20060315	20060320
S	300	28.600000	20060315	20060320
S	400	28.490000	20060315	20060320
S	100	28.490000	20060315	20060320
P	400	28.240000	20060315	20060320
P	100	28.420000	20060315	20060320
P	100	28.410000	20060315	20060320
P	100	28.400000	20060315	20060320
P	100	28.380000	20060315	20060320
P	200	28.390000	20060315	20060320
P	200	28.450000	20060315	20060320
P	100	28.440000	20060315	20060320
P	300	28.430000	20060315	20060320
P	5,200	28.480000	20060315	20060320
P	400	28.500000	20060315	20060320
P	279	28.490000	20060315	20060320
P	800	28.580000	20060315	20060320
P	300	28.570000	20060315	20060320
P	100	28.540000	20060315	20060320
P	100	28.530000	20060315	20060320
P	100	28.520000	20060315	20060320
P	100	28.560000	20060315	20060320
P	100	28.630000	20060315	20060320
P	500	28.650000	20060315	20060320
P	1,200	28.660000	20060315	20060320
P	400	28.640000	20060315	20060320
P	300	28.670000	20060315	20060320
P	300	28.610000	20060315	20060320
P	700	28.600000	20060315	20060320
P	200	28.590000	20060315	20060320
P	100	28.550000	20060315	20060320
P	200	28.560000	20060315	20060320
P	100	28.570000	20060315	20060320
P	900	28.530000	20060315	20060320
P	100	28.520000	20060315	20060320
P	400	28.480000	20060315	20060320
P	500	28.470000	20060315	20060320
P	1,300	28.460000	20060315	20060320

Class B Common Stock CUSIP No. 038521100	Page 37 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
P	1,100	28.450000	20060315	20060320
P	200	28.510000	20060315	20060320
P	200	28.500000	20060315	20060320
P	1,100	28.490000	20060315	20060320
P	700	28.500000	20060315	20060320
P	200	28.470000	20060315	20060320
P	900	28.490000	20060315	20060320
P	10,000	28.200000	20060315	20060320
P	3,600	28.200000	20060315	20060320
P	25,000	28.440000	20060315	20060320
S	218	28.210000	20060315	20060320
P	100	28.500000	20060315	20060320
S	100	28.500000	20060315	20060320
S	700	28.476800	20060315	20060320
P	1,400	28.480000	20060315	20060320
S	1,400	28.480000	20060315	20060320
S	700	28.480000	20060315	20060320
S	500	28.700000	20060315	20060320
P	100	28.490000	20060315	20060320
P	200	28.470000	20060315	20060320
P	100	28.490000	20060315	20060320
S	100	28.480000	20060315	20060320
P	100	28.480000	20060315	20060320
S	100	28.480000	20060315	20060320
S	5,421	28.480000	20060315	20060320
S	300	28.480000	20060315	20060320
S	500	28.490000	20060315	20060320
S	200	28.510000	20060315	20060320
S	400	28.500000	20060315	20060320
S	200	28.480000	20060315	20060320
P	400	28.484500	20060315	20060320
P	1,200	28.484500	20060315	20060320
S	400	29.170000	20060316	20060321
S	800	29.158750	20060316	20060321
P	100	28.510000	20060316	20060321
P	200	28.600000	20060316	20060321
P	300	28.610000	20060316	20060321
P	1,400	28.550000	20060316	20060321
P	600	28.540000	20060316	20060321
P	100	28.530000	20060316	20060321
P	200	28.590000	20060316	20060321
P	1,500	28.620000	20060316	20060321
P	500	28.630000	20060316	20060321
P	400	28.650000	20060316	20060321
P	300	28.960000	20060316	20060321
P	200	28.970000	20060316	20060321
P	600	29.190000	20060316	20060321
P	1,000	29.180000	20060316	20060321
P	100	29.120000	20060316	20060321
P	200	29.170000	20060316	20060321
P	100	29.130000	20060316	20060321

Class B Common Stock CUSIP No. 038521100	Page 38 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
P	100	29.100000	20060316	20060321
P	1,300	28.940000	20060316	20060321
P	200	28.930000	20060316	20060321
P	300	28.860000	20060316	20060321
P	400	29.000000	20060316	20060321
P	100	28.990000	20060316	20060321
P	100	28.980000	20060316	20060321
P	300	29.050000	20060316	20060321
P	100	29.030000	20060316	20060321
P	100	29.040000	20060316	20060321
P	200	29.110000	20060316	20060321
P	300	29.070000	20060316	20060321
P	200	29.140000	20060316	20060321
S	300	29.180000	20060316	20060321
S	100	29.170000	20060316	20060321
S	400	29.140000	20060316	20060321
P	800	29.158750	20060316	20060321
P	100	28.520000	20060316	20060321
P	100	28.540000	20060316	20060321
P	900	28.630000	20060316	20060321
P	300	28.620000	20060316	20060321
P	400	29.170000	20060316	20060321
S	800	29.100000	20060316	20060321
P	600	29.250000	20060317	20060322
P	400	29.250000	20060317	20060322
P	100	29.250000	20060317	20060322
P	100	29.250000	20060317	20060322
P	1,500	29.250000	20060317	20060322
P	600	29.250000	20060317	20060322
P	1,000	29.250000	20060317	20060322
P	700	29.250000	20060317	20060322
P	1,100	29.250000	20060317	20060322
P	900	29.250000	20060317	20060322
P	1,400	29.247857	20060317	20060322
S	615	28.980000	20060317	20060322
P	58	29.010000	20060317	20060322
P	100	28.980000	20060317	20060322
P	200	28.970000	20060317	20060322
P	300	28.950000	20060317	20060322
P	100	28.910000	20060317	20060322
P	300	28.920000	20060317	20060322
P	200	28.960000	20060317	20060322
P	200	28.940000	20060317	20060322
P	200	28.950000	20060317	20060322
P	1,900	28.970000	20060317	20060322
P	800	28.960000	20060317	20060322
P	300	28.990000	20060317	20060322
P	182	29.030000	20060317	20060322
P	100	29.020000	20060317	20060322
P	1,800	29.010000	20060317	20060322
P	500	29.020000	20060317	20060322

Class B Common Stock CUSIP No. 038521100	Page 39 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
P	1,300	29.000000	20060317	20060322
P	200	29.030000	20060317	20060322
P	300	29.060000	20060317	20060322
P	400	29.040000	20060317	20060322
P	500	29.050000	20060317	20060322
P	100	29.070000	20060317	20060322
P	200	29.080000	20060317	20060322
P	100	29.120000	20060317	20060322
P	200	29.150000	20060317	20060322
P	200	29.230000	20060317	20060322
P	100	29.200000	20060317	20060322
P	400	29.210000	20060317	20060322
P	800	29.220000	20060317	20060322
P	700	29.190000	20060317	20060322
P	200	29.067000	20060317	20060322
P	100	29.067000	20060317	20060322
P	200	29.230000	20060317	20060322
P	400	29.220000	20060317	20060322
P	300	29.220000	20060317	20060322
P	100	29.290000	20060317	20060322
P	200	29.290000	20060317	20060322
P	200	29.300000	20060317	20060322
S	1,400	29.247857	20060317	20060322
P	800	28.980000	20060317	20060322
P	200	29.210000	20060317	20060322
P	100	29.290000	20060317	20060322
P	100	29.270000	20060317	20060322
P	100	29.280000	20060317	20060322
P	5,041	29.270000	20060317	20060322
P	2,300	29.043913	20060320	20060323
P	200	29.120000	20060320	20060323
P	200	29.110000	20060320	20060323
P	146	29.040000	20060320	20060323
P	100	29.030000	20060320	20060323
P	500	29.000000	20060320	20060323
P	600	29.020000	20060320	20060323
P	300	29.050000	20060320	20060323
P	100	29.080000	20060320	20060323
P	300	29.140000	20060320	20060323
P	200	29.040000	20060320	20060323
P	800	29.060000	20060320	20060323
P	146	29.080000	20060320	20060323
P	200	28.970000	20060320	20060323
P	300	28.990000	20060320	20060323
P	500	29.010000	20060320	20060323
P	100	28.980000	20060320	20060323
P	600	28.950000	20060320	20060323
P	400	28.970000	20060320	20060323
P	100	28.920000	20060320	20060323
P	900	28.960000	20060320	20060323
P	200	28.930000	20060320	20060323

Class B Common Stock CUSIP No. 038521100	Page 40 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
P	200	28.940000	20060320	20060323
P	400	28.950000	20060320	20060323
P	300	28.980000	20060320	20060323
P	200	28.990000	20060320	20060323
P	300	29.030000	20060320	20060323
P	200	29.020000	20060320	20060323
P	600	29.050000	20060320	20060323
P	400	29.040000	20060320	20060323
P	1,400	29.080000	20060320	20060323
P	200	29.100000	20060320	20060323
P	300	29.090000	20060320	20060323
P	74	28.990000	20060320	20060323
P	100	29.090000	20060320	20060323
P	400	29.100000	20060320	20060323
P	500	29.040000	20060320	20060323
P	400	29.060000	20060320	20060323
P	200	29.000000	20060320	20060323
P	100	28.960000	20060320	20060323
P	1,100	29.010000	20060320	20060323
P	800	28.980000	20060320	20060323
P	500	28.990000	20060320	20060323
P	200	29.020000	20060320	20060323
P	200	29.030000	20060320	20060323
P	800	29.050000	20060320	20060323
P	200	29.060000	20060320	20060323
P	100	29.040000	20060320	20060323
P	100	29.040000	20060320	20060323
P	100	29.040000	20060320	20060323
P	400	29.030000	20060320	20060323
P	400	29.060000	20060320	20060323
P	200	29.050000	20060320	20060323
P	400	29.030000	20060320	20060323
P	1,000	29.040000	20060320	20060323
P	400	29.050000	20060320	20060323
S	1,000	29.041000	20060320	20060323
S	2,300	29.043913	20060320	20060323
P	57	29.150000	20060320	20060323
P	500	28.960000	20060320	20060323
S	500	29.040000	20060320	20060323
P	1,000	29.041000	20060320	20060323
P	100	29.040000	20060320	20060323
P	200	29.020000	20060320	20060323
P	100	29.030000	20060320	20060323
P	212	28.820000	20060321	20060324
P	500	28.870000	20060321	20060324
P	200	28.860000	20060321	20060324
P	100	28.940000	20060321	20060324
P	400	28.960000	20060321	20060324
P	1,000	28.990000	20060321	20060324
P	900	28.980000	20060321	20060324
P	300	28.970000	20060321	20060324

Class B Common Stock CUSIP No. 038521100	Page 41 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
P	200	28.920000	20060321	20060324
P	300	28.950000	20060321	20060324
P	100	28.940000	20060321	20060324
P	8,300	29.020000	20060321	20060324
P	800	28.960000	20060321	20060324
P	2,300	28.970000	20060321	20060324
P	1,600	29.020000	20060321	20060324
P	200	29.000000	20060321	20060324
P	700	29.010000	20060321	20060324
P	1,400	28.980000	20060321	20060324
P	800	28.990000	20060321	20060324
P	900	28.990000	20060321	20060324
P	400	29.000000	20060321	20060324
P	200	29.000000	20060321	20060324
P	100	29.030000	20060321	20060324
P	300	29.010000	20060321	20060324
P	600	29.070000	20060321	20060324
P	100	29.040000	20060321	20060324
P	100	29.060000	20060321	20060324
P	700	29.020000	20060321	20060324
P	400	29.050000	20060321	20060324
P	200	29.040000	20060321	20060324
P	300	29.020000	20060321	20060324
P	200	29.030000	20060321	20060324
P	100	29.000000	20060321	20060324
P	200	29.050000	20060321	20060324
P	100	29.060000	20060321	20060324
P	200	29.040000	20060321	20060324
P	500	29.030000	20060321	20060324
P	200	29.010000	20060321	20060324
P	130	28.980000	20060321	20060324
P	200	29.020000	20060321	20060324
P	100	28.980000	20060321	20060324
P	100	28.970000	20060321	20060324
P	200	28.990000	20060321	20060324
P	300	29.010000	20060321	20060324
P	400	29.050000	20060321	20060324
P	100	29.030000	20060321	20060324
P	100	29.010000	20060321	20060324
P	200	29.030000	20060321	20060324
P	100	29.010000	20060321	20060324
P	100	29.050000	20060321	20060324
P	100	29.020000	20060321	20060324
P	100	29.010000	20060321	20060324
P	1,901	28.989400	20060321	20060324
S	1,901	28.989400	20060321	20060324
P	500	29.050000	20060321	20060324
P	100	29.050000	20060321	20060324
S	600	29.050000	20060321	20060324
S	500	29.000000	20060321	20060324
P	600	29.050000	20060321	20060324

Class B Common Stock CUSIP No. 038521100	Page 42 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
P	100	28.950000	20060321	20060324
P	100	29.040000	20060321	20060324
P	100	29.760000	20060322	20060327
P	2,000	29.515000	20060322	20060327
S	2,000	29.515000	20060322	20060327
S	400	29.790000	20060322	20060327
P	400	29.790000	20060322	20060327
S	200	29.870000	20060322	20060327
P	200	29.870000	20060322	20060327
P	2,400	29.560833	20060322	20060327
S	100	29.700000	20060322	20060327
P	100	29.700000	20060322	20060327
S	200	29.750000	20060322	20060327
P	200	29.750000	20060322	20060327
S	376	29.176200	20060322	20060327
S	6,724	29.176200	20060322	20060327
P	1,000	29.540000	20060322	20060327
P	1,000	29.520000	20060322	20060327
S	2,000	29.515000	20060322	20060327
P	200	29.560000	20060322	20060327
P	200	29.560000	20060322	20060327
S	400	29.790000	20060322	20060327
P	100	29.760000	20060322	20060327
S	500	29.870000	20060322	20060327
P	300	29.870000	20060322	20060327
P	200	29.870000	20060322	20060327
P	6,724	29.176200	20060322	20060327
P	7,100	29.176200	20060322	20060327
S	7,100	29.176200	20060322	20060327
P	376	29.176200	20060322	20060327
S	8,200	29.880000	20060322	20060327
S	2,400	29.560833	20060322	20060327
P	2,000	29.515000	20060322	20060327
P	400	29.790000	20060322	20060327
S	100	29.790000	20060322	20060327
S	100	29.770000	20060322	20060327
S	200	29.780000	20060322	20060327
S	100	29.800000	20060322	20060327
S	100	29.730000	20060322	20060327
S	100	29.860000	20060322	20060327
S	100	29.820000	20060322	20060327
S	100	29.860000	20060322	20060327
S	100	29.800000	20060322	20060327
P	1,000	29.783300	20060322	20060327
P	700	29.930000	20060323	20060328
S	700	29.955000	20060323	20060328
P	400	29.890000	20060323	20060328
P	700	29.955000	20060323	20060328
S	700	29.955000	20060323	20060328
S	400	29.930000	20060323	20060328
P	400	29.930000	20060323	20060328

Class B Common Stock CUSIP No. 038521100	Page 43 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
P	300	29.850000	20060323	20060328
S	300	29.860000	20060323	20060328
P	300	29.860000	20060323	20060328
S	800	29.900000	20060323	20060328
P	800	29.900000	20060323	20060328
P	400	29.740000	20060323	20060328
P	1,400	29.750000	20060323	20060328
P	100	29.820000	20060323	20060328
P	100	29.810000	20060323	20060328
P	100	29.800000	20060323	20060328
P	100	29.830000	20060323	20060328
P	700	29.790000	20060323	20060328
P	700	29.770000	20060323	20060328
P	1,600	29.760000	20060323	20060328
P	1,800	29.780000	20060323	20060328
P	300	29.880000	20060323	20060328
P	400	29.850000	20060323	20060328
P	500	29.870000	20060323	20060328
S	500	29.620000	20060323	20060328
P	700	29.955000	20060323	20060328
S	500	29.940000	20060323	20060328
P	500	29.920000	20060323	20060328
S	300	29.850000	20060323	20060328
P	600	29.570000	20060324	20060329
P	200	29.530000	20060324	20060329
P	100	29.510000	20060324	20060329
S	900	29.535000	20060324	20060329
P	700	29.955000	20060324	20060329
P	900	29.535000	20060324	20060329
S	900	29.535000	20060324	20060329
P	900	29.535000	20060324	20060329
P	200	29.790000	20060324	20060329
S	100	29.570000	20060324	20060329
P	900	29.535000	20060324	20060329
P	500	29.840000	20060324	20060329
S	700	29.955000	20060324	20060329
S	900	29.535000	20060324	20060329
S	200	29.790000	20060324	20060329
S	2,856	29.850000	20060324	20060329
P	200	29.940000	20060327	20060330
P	100	29.920000	20060327	20060330
S	100	29.920000	20060327	20060330
P	500	29.910000	20060327	20060330
S	200	29.940000	20060327	20060330
P	300	29.320000	20060328	20060331
S	300	29.075000	20060328	20060331
P	300	29.075000	20060328	20060331
S	300	29.075000	20060328	20060331
P	300	29.075000	20060328	20060331
P	600	29.050000	20060328	20060331
S	300	29.050000	20060328	20060331

Class B Common Stock CUSIP No. 038521100	Page 44 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
P	300	29.050000	20060328	20060331
S	400	28.980000	20060328	20060331
P	400	28.980000	20060328	20060331
P	500	29.038000	20060328	20060331
S	400	29.110000	20060328	20060331
S	200	29.120000	20060328	20060331
S	200	29.100000	20060328	20060331
P	100	29.030000	20060328	20060331
P	300	29.030000	20060328	20060331
P	100	29.070000	20060328	20060331
S	500	29.038000	20060328	20060331
P	400	29.110000	20060328	20060331
P	300	29.075000	20060328	20060331
S	300	29.075000	20060328	20060331
S	600	29.050000	20060328	20060331
S	132	29.020000	20060328	20060331
S	834	29.020000	20060328	20060331
P	2,856	29.020000	20060328	20060331
P	100	29.320000	20060329	20060403
S	3,900	29.325641	20060329	20060403
S	200	29.310000	20060329	20060403
S	300	29.310000	20060329	20060403
S	100	29.310000	20060329	20060403
S	400	29.310000	20060329	20060403
S	500	29.340000	20060329	20060403
S	200	29.340000	20060329	20060403
S	400	29.290000	20060329	20060403
S	500	29.330000	20060329	20060403
S	400	29.360000	20060329	20060403
S	300	29.340000	20060329	20060403
S	300	29.320000	20060329	20060403
S	200	29.330000	20060329	20060403
S	100	29.330000	20060329	20060403
P	3,900	29.325641	20060329	20060403
S	500	29.370000	20060329	20060403
S	100	29.320000	20060329	20060403
S	14,595	29.360000	20060329	20060403
S	300	29.180000	20060330	20060404
P	300	29.180000	20060330	20060404
S	500	29.150000	20060330	20060404
P	500	29.150000	20060330	20060404
S	500	29.184000	20060330	20060404
S	100	29.190000	20060330	20060404
S	100	29.190000	20060330	20060404
S	300	29.180000	20060330	20060404
P	500	29.184000	20060330	20060404
P	500	29.210000	20060330	20060404
P	966	29.210000	20060330	20060404
S	3,213	29.210000	20060330	20060404
P	35	0.000000	20060331	20060405
S	400	29.580000	20060331	20060405

Class B Common Stock CUSIP No. 038521100	Page 45 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
S	35	29.540000	20060331	20060405
S	38	29.260000	20060331	20060405
S	114	29.270000	20060331	20060405
S	38	29.280000	20060331	20060405
S	38	29.440000	20060331	20060405
S	38	29.450000	20060331	20060405
S	57	29.640000	20060331	20060405
S	38	29.700000	20060331	20060405
S	38	29.660000	20060331	20060405
S	19	29.510000	20060331	20060405
S	38	29.540000	20060331	20060405
S	1	29.490000	20060331	20060405
P	35	29.540000	20060331	20060405
P	10,935	29.540000	20060331	20060405
S	10,935	29.540000	20060331	20060405
S	10,935	29.540000	20060331	20060405
S	1,100	29.535400	20060331	20060405
P	12,000	29.544600	20060331	20060405
P	100	29.710000	20060331	20060405
P	100	29.680000	20060331	20060405
P	100	29.710000	20060331	20060405
P	100	29.700000	20060331	20060405
P	100	29.690000	20060331	20060405
P	100	29.700000	20060331	20060405
P	5,400	29.540000	20060331	20060405
S	100	29.670000	20060331	20060405
S	300	29.550000	20060331	20060405
P	400	29.580000	20060331	20060405
P	27	29.540000	20060331	20060405
P	100	29.620000	20060331	20060405
P	300	29.620000	20060331	20060405
P	100	29.640000	20060331	20060405
P	14,178	29.540000	20060331	20060405
P	87	29.400000	20060403	20060406
P	455	29.340000	20060403	20060406
S	455	29.339099	20060403	20060406
S	300	29.380000	20060403	20060406
P	455	29.321604	20060403	20060406
S	455	29.340000	20060403	20060406
P	455	29.339099	20060403	20060406
S	455	29.339099	20060403	20060406
P	100	29.420000	20060403	20060406
P	100	29.450000	20060403	20060406
P	100	29.450000	20060403	20060406
S	300	29.440000	20060403	20060406
S	100	29.490000	20060403	20060406
S	100	29.500000	20060403	20060406
P	100	29.500000	20060403	20060406
P	300	29.380000	20060403	20060406
P	300	29.440000	20060403	20060406
P	2,154	29.380000	20060403	20060406

Class B Common Stock CUSIP No. 038521100	Page 46 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
P	2,500	29.371200	20060404	20060407
P	300	29.380000	20060404	20060407
S	880	29.360000	20060404	20060407
P	880	29.360000	20060404	20060407
P	200	29.370000	20060404	20060407
P	600	29.360000	20060404	20060407
P	400	29.360000	20060404	20060407
P	100	29.380000	20060404	20060407
P	1,000	29.380000	20060404	20060407
P	200	29.380000	20060404	20060407
S	2,500	29.371200	20060404	20060407
P	500	29.320000	20060404	20060407
P	100	29.340000	20060404	20060407
P	340	29.399600	20060404	20060407
S	100	29.380000	20060404	20060407
S	200	29.400000	20060404	20060407
P	600	28.810000	20060405	20060410
P	2,600	28.837692	20060405	20060410
P	800	28.750000	20060405	20060410
P	600	28.750000	20060405	20060410
P	200	28.850000	20060405	20060410
P	200	28.800000	20060405	20060410
P	1,000	28.870000	20060405	20060410
P	400	28.960000	20060405	20060410
P	200	28.900000	20060405	20060410
P	100	28.860000	20060405	20060410
S	200	28.750000	20060405	20060410
P	200	28.750000	20060405	20060410
S	600	28.810000	20060405	20060410
S	2,600	28.837692	20060405	20060410
P	200	28.800000	20060405	20060410
P	200	28.800000	20060405	20060410
S	100	28.860000	20060405	20060410
P	1,077	28.850000	20060405	20060410
P	100	28.790000	20060405	20060410
P	100	28.800000	20060405	20060410
P	100	28.900000	20060405	20060410
P	200	28.900000	20060405	20060410
P	100	28.850000	20060405	20060410
P	100	28.950000	20060405	20060410
P	100	28.900000	20060405	20060410
P	100	28.900000	20060405	20060410
P	100	28.860000	20060405	20060410
S	1,200	28.885200	20060405	20060410
P	900	28.869200	20060405	20060410
S	700	28.900300	20060405	20060410
P	1,000	28.666000	20060406	20060411
P	23	28.650000	20060406	20060411
S	100	28.700000	20060406	20060411
P	400	28.690000	20060406	20060411
P	300	28.660000	20060406	20060411

Class B Common Stock CUSIP No. 038521100	Page 47 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
P	300	28.640000	20060406	20060411
S	1,000	28.666000	20060406	20060411
P	400	28.710000	20060406	20060411
S	40	28.600000	20060406	20060411
P	100	28.650000	20060406	20060411
P	100	28.590000	20060406	20060411
P	100	28.610000	20060406	20060411
P	300	28.630000	20060406	20060411
P	300	28.580000	20060406	20060411
P	200	28.670000	20060406	20060411
P	100	28.600000	20060406	20060411
P	400	28.660000	20060406	20060411
P	100	28.650000	20060406	20060411
P	200	28.660000	20060406	20060411
P	300	28.670000	20060406	20060411
P	100	28.650000	20060406	20060411
S	2,400	28.636800	20060406	20060411
P	200	28.600000	20060407	20060412
P	100	28.800000	20060407	20060412
P	500	28.430000	20060410	20060413
P	285	28.400000	20060410	20060413
P	200	28.430000	20060410	20060413
P	300	28.430000	20060410	20060413
S	500	28.430000	20060410	20060413
S	600	28.400000	20060410	20060413
P	100	28.430000	20060410	20060413
P	100	28.420000	20060410	20060413
P	100	28.420000	20060410	20060413
P	100	28.370000	20060410	20060413
S	41	28.370000	20060411	20060417
S	454	28.090000	20060411	20060417
S	200	28.090000	20060411	20060417
P	100	28.210000	20060411	20060417
P	100	28.180000	20060411	20060417
P	100	28.140000	20060411	20060417
P	100	28.160000	20060411	20060417
S	100	28.140000	20060411	20060417
S	100	28.130000	20060411	20060417
S	100	28.120000	20060411	20060417
S	100	28.080000	20060411	20060417
P	400	28.103600	20060411	20060417
P	100	28.100000	20060412	20060418
P	1,400	28.134286	20060412	20060418

Class B Common Stock CUSIP No. 038521100	Page 48 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
S	100	28.090000	20060412	20060418
P	200	28.110000	20060412	20060418
P	100	28.130000	20060412	20060418
P	400	28.140000	20060412	20060418
P	300	28.130000	20060412	20060418
P	100	28.130000	20060412	20060418
P	300	28.150000	20060412	20060418
S	1,400	28.134286	20060412	20060418
S	100	28.060000	20060412	20060418
S	100	28.100000	20060412	20060418
S	2,502	28.140000	20060412	20060418
P	100	27.910000	20060413	20060419
P	100	27.910000	20060413	20060419
P	300	27.880000	20060413	20060419
P	200	27.850000	20060413	20060419
P	100	27.940000	20060413	20060419
S	300	27.880000	20060413	20060419
S	100	27.910000	20060413	20060419
S	100	27.910000	20060413	20060419
S	100	27.890000	20060413	20060419
S	100	27.930000	20060413	20060419
S	100	27.940000	20060413	20060419
S	100	27.960000	20060413	20060419
P	417	27.970000	20060413	20060419
P	400	27.926600	20060413	20060419
S	87	27.800000	20060417	20060420
S	220	27.800000	20060417	20060420
S	100	27.780000	20060417	20060420
S	158	27.800000	20060417	20060420
P	100	27.950000	20060417	20060420
P	100	27.900000	20060417	20060420
S	300	27.800000	20060417	20060420
P	87	27.790000	20060418	20060421
S	44	27.690000	20060418	20060421
S	1	27.640000	20060418	20060421
S	200	28.110000	20060418	20060421
S	100	28.100000	20060418	20060421
S	100	28.140000	20060418	20060421
P	400	28.115000	20060418	20060421
S	400	28.115000	20060418	20060421
S	100	28.100000	20060418	20060421
P	200	28.000000	20060419	20060424
P	300	28.033333	20060419	20060424
P	300	28.000000	20060419	20060424
P	220	28.000000	20060419	20060424
P	100	28.020000	20060419	20060424
P	200	28.040000	20060419	20060424
S	300	28.033333	20060419	20060424
P	100	28.110000	20060419	20060424
S	100	28.000000	20060419	20060424
S	100	28.000000	20060419	20060424
P	100	28.000000	20060419	20060424
S	200	28.000000	20060419	20060424
S	300	28.000000	20060419	20060424
P	100	27.960000	20060420	20060425
P	200	28.025000	20060420	20060425
P	1,200	28.014167	20060420	20060425
S	200	27.950000	20060420	20060425
S	100	27.960000	20060420	20060425

Class B Common Stock CUSIP No. 038521100	Page 49 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
S	417	28.000000	20060420	20060425
P	300	28.010000	20060420	20060425
P	500	27.990000	20060420	20060425
P	600	28.040000	20060420	20060425
S	200	28.025000	20060420	20060425
S	1,200	28.014167	20060420	20060425
S	100	27.960000	20060420	20060425
P	200	27.950000	20060420	20060425
S	9	27.760000	20060420	20060425
P	417	28.000000	20060420	20060425
P	17	28.070000	20060420	20060425
P	1,200	28.024167	20060421	20060426
P	500	28.040000	20060421	20060426
P	400	28.000000	20060421	20060426
P	200	28.020000	20060421	20060426
P	100	28.050000	20060421	20060426
S	1,200	28.024167	20060421	20060426
P	100	28.030000	20060421	20060426
S	8	27.970000	20060421	20060426
P	2,469	28.070000	20060421	20060426
P	800	27.960000	20060424	20060427
S	2	28.030000	20060424	20060427
S	153	27.870000	20060424	20060427
P	500	27.950000	20060424	20060427
P	100	27.950000	20060424	20060427
P	200	27.990000	20060424	20060427
S	800	27.960000	20060424	20060427
S	900	27.960000	20060424	20060427
P	900	27.930000	20060424	20060427
P	100	27.970000	20060424	20060427
P	100	27.340000	20060425	20060428
P	1,200	27.413750	20060425	20060428
P	1,200	27.393750	20060425	20060428
P	1,000	27.440000	20060425	20060428
P	200	27.400000	20060425	20060428
P	500	27.390000	20060425	20060428
P	200	27.320000	20060425	20060428
P	500	27.380000	20060425	20060428
S	1,200	27.413750	20060425	20060428
S	1,200	27.393750	20060425	20060428
S	500	27.380000	20060425	20060428
P	900	27.320000	20060425	20060428
P	400	27.340000	20060425	20060428
P	400	27.340000	20060425	20060428
S	100	27.340000	20060425	20060428
S	900	27.630000	20060426	20060501
S	100	27.650000	20060426	20060501
S	100	27.650000	20060426	20060501
S	100	27.660000	20060426	20060501
S	200	27.650000	20060426	20060501
S	100	27.650000	20060426	20060501

Class B Common Stock CUSIP No. 038521100	Page 50 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
S	100	27.650000	20060426	20060501
S	100	27.650000	20060426	20060501
S	100	27.650000	20060426	20060501
S	100	27.650000	20060426	20060501
S	100	27.650000	20060426	20060501
S	100	27.650000	20060426	20060501
S	100	27.650000	20060426	20060501
S	100	27.650000	20060426	20060501
S	100	27.650000	20060426	20060501
S	100	27.650000	20060426	20060501
S	100	27.650000	20060426	20060501
S	100	27.740000	20060426	20060501
S	200	27.740000	20060426	20060501
P	200	27.740000	20060426	20060501
S	100	27.740000	20060426	20060501
P	100	27.740000	20060426	20060501
P	100	27.720000	20060426	20060501
P	100	27.710000	20060426	20060501
P	100	27.680000	20060426	20060501
P	100	27.670000	20060426	20060501
P	100	27.670000	20060426	20060501
P	400	27.680000	20060426	20060501
P	300	27.730000	20060426	20060501
P	200	27.700000	20060426	20060501
P	100	27.710000	20060426	20060501
P	300	27.720000	20060426	20060501
P	700	27.700000	20060426	20060501
P	300	27.690000	20060426	20060501
P	100	27.690000	20060426	20060501
P	100	27.650000	20060426	20060501
P	100	27.640000	20060426	20060501
P	300	27.650000	20060426	20060501
P	200	27.670000	20060426	20060501
P	100	27.630000	20060426	20060501
P	300	27.660000	20060426	20060501
S	3,100	27.695700	20060426	20060501
S	1,100	27.694200	20060426	20060501
P	100	27.840000	20060427	20060502
S	100	27.820000	20060427	20060502
S	100	27.830000	20060427	20060502
S	100	27.830000	20060427	20060502
P	100	27.830000	20060427	20060502
P	200	27.600000	20060427	20060502
S	300	28.120000	20060428	20060503
S	300	28.120000	20060428	20060503
S	600	28.120000	20060428	20060503
P	600	28.120000	20060428	20060503
S	400	27.814000	20060428	20060503
P	100	27.770000	20060428	20060503
P	300	27.780000	20060428	20060503
P	100	28.090000	20060428	20060503

Class B Common Stock CUSIP No. 038521100	Page 51 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
P	100	28.110000	20060428	20060503
S	417	28.110000	20060428	20060503
S	132	28.110000	20060428	20060503
S	209	28.110000	20060428	20060503
S	200	28.107300	20060428	20060503
S	100	33.550000	20060501	20060504
S	100	33.770000	20060501	20060504
S	200,000	33.500000	20060501	20060504
S	50,000	33.500000	20060501	20060504
P	250,000	34.100000	20060501	20060504
P	50,000	33.400000	20060501	20060504
S	20,000	33.750000	20060501	20060504
S	10,000	33.750000	20060501	20060504
S	5,000	33.900000	20060501	20060504
S	5,000	33.700000	20060501	20060504
S	10,000	33.700000	20060501	20060504
S	5,000	33.700000	20060501	20060504
S	5,000	33.700000	20060501	20060504
S	7,500	33.650000	20060501	20060504
S	50,000	33.650000	20060501	20060504
S	10,000	33.650000	20060501	20060504
S	5,000	33.700000	20060501	20060504
S	5,000	33.700000	20060501	20060504
S	10,000	33.700000	20060501	20060504
S	2,500	33.700000	20060501	20060504
S	10,000	33.400000	20060501	20060504
S	2,500	33.400000	20060501	20060504
S	10,000	33.400000	20060501	20060504
S	27,500	33.400000	20060501	20060504
P	200	33.400000	20060501	20060504
P	100	33.400000	20060501	20060504
P	9,700	33.450000	20060501	20060504
P	100	33.470000	20060501	20060504
P	300	33.470000	20060501	20060504
P	300	33.470000	20060501	20060504
P	100	33.470000	20060501	20060504
P	100	33.480000	20060501	20060504
P	300	33.480000	20060501	20060504
P	300	33.480000	20060501	20060504
P	300	33.480000	20060501	20060504
P	300	33.490000	20060501	20060504
P	300	33.490000	20060501	20060504
P	300	33.490000	20060501	20060504
P	300	33.490000	20060501	20060504
P	300	33.490000	20060501	20060504
P	200	33.490000	20060501	20060504
P	300	33.480000	20060501	20060504
P	300	33.490000	20060501	20060504
P	300	33.490000	20060501	20060504
P	300	33.490000	20060501	20060504
P	300	33.490000	20060501	20060504

Class B Common Stock CUSIP No. 038521100	Page 52 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
P	300	33.490000	20060501	20060504
P	300	33.490000	20060501	20060504
P	300	33.480000	20060501	20060504
P	200	33.480000	20060501	20060504
P	100	33.480000	20060501	20060504
P	100	33.480000	20060501	20060504
P	300	33.490000	20060501	20060504
P	200	33.490000	20060501	20060504
P	300	33.490000	20060501	20060504
P	300	33.500000	20060501	20060504
P	300	33.500000	20060501	20060504
P	200	33.500000	20060501	20060504
P	100	33.500000	20060501	20060504
P	200	33.490000	20060501	20060504
P	100	33.490000	20060501	20060504
P	100	33.490000	20060501	20060504
P	100	33.490000	20060501	20060504
P	200	33.500000	20060501	20060504
P	100	33.650000	20060501	20060504
P	900	33.650000	20060501	20060504
P	1,300	33.610000	20060501	20060504
P	1,600	33.610000	20060501	20060504
P	1,600	33.610000	20060501	20060504
P	300	33.610000	20060501	20060504
P	1,600	33.610000	20060501	20060504
P	1,300	33.610000	20060501	20060504
P	2,400	33.580000	20060501	20060504
P	12,300	33.570000	20060501	20060504
P	2,000	33.570000	20060501	20060504
P	2,500	33.570000	20060501	20060504
P	500	33.580000	20060501	20060504
P	1,200	33.550000	20060501	20060504
P	700	33.560000	20060501	20060504
P	700	33.550000	20060501	20060504
P	2,500	33.550000	20060501	20060504
P	17,800	33.550000	20060501	20060504
P	5,000	33.550000	20060501	20060504
P	74,200	33.600000	20060501	20060504
P	800	33.550000	20060501	20060504
S	1,000	33.740000	20060501	20060504
S	1,300	33.750000	20060501	20060504
S	1,400	33.750000	20060501	20060504
S	1,700	33.750000	20060501	20060504
S	1,000	33.740000	20060501	20060504
P	800	33.790000	20060501	20060504
S	200	33.840000	20060501	20060504
S	500	33.870000	20060501	20060504
S	1,000	33.870000	20060501	20060504
S	1,600	33.900000	20060501	20060504
S	700	33.790000	20060501	20060504
S	500	33.940000	20060501	20060504

Class B Common Stock CUSIP No. 038521100	Page 53 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
S	1,000	33.940000	20060501	20060504
S	100	33.790000	20060501	20060504
P	100	33.790000	20060501	20060504
S	100	33.750000	20060501	20060504
P	100	33.750000	20060501	20060504
S	100	33.790000	20060501	20060504
P	100	33.790000	20060501	20060504
S	100	33.750000	20060501	20060504
P	100	33.750000	20060501	20060504
S	100	33.790000	20060501	20060504
P	100	33.790000	20060501	20060504
S	100	33.750000	20060501	20060504
P	100	33.750000	20060501	20060504
S	100	33.790000	20060501	20060504
P	100	33.790000	20060501	20060504
S	100	33.750000	20060501	20060504
P	100	33.750000	20060501	20060504
S	1,200	33.777817	20060501	20060504
P	1,200	33.777817	20060501	20060504
S	100	33.790000	20060501	20060504
P	100	33.790000	20060501	20060504
S	100	33.750000	20060501	20060504
P	100	33.750000	20060501	20060504
S	100	33.790000	20060501	20060504
P	100	33.790000	20060501	20060504
S	5,700	33.821216	20060501	20060504
P	5,700	33.821216	20060501	20060504
S	100	33.790000	20060501	20060504
P	100	33.790000	20060501	20060504
S	100	33.790000	20060501	20060504
P	100	33.790000	20060501	20060504
S	4,500	33.814820	20060501	20060504
P	4,500	33.814820	20060501	20060504
S	100	33.790000	20060501	20060504
P	100	33.790000	20060501	20060504
S	100	33.750000	20060501	20060504
P	100	33.750000	20060501	20060504
S	9,100	33.710000	20060501	20060504
S	1,800	33.720000	20060501	20060504
S	3,700	33.730000	20060501	20060504
S	800	33.790000	20060501	20060504
S	2,600	33.750000	20060501	20060504
S	1,000	33.800000	20060501	20060504
P	100	33.730000	20060501	20060504
P	100	33.720000	20060501	20060504
P	100	33.720000	20060501	20060504
P	300	33.740000	20060501	20060504
P	100	33.730000	20060501	20060504
P	100	33.770000	20060501	20060504
P	100	33.840000	20060501	20060504
P	100	33.820000	20060501	20060504

Class B Common Stock CUSIP No. 038521100	Page 54 of 54

ARAMARK Corporation

CUSIP No. 038521100

Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date
P	200	33.830000	20060501	20060504
P	100	33.850000	20060501	20060504
P	200	33.880000	20060501	20060504
P	200	33.920000	20060501	20060504
P	100	33.900000	20060501	20060504
P	100	33.950000	20060501	20060504
P	100	33.960000	20060501	20060504
P	100	33.980000	20060501	20060504
P	300	33.990000	20060501	20060504
P	200	33.930000	20060501	20060504
P	100	33.930000	20060501	20060504
S	501	33.900000	20060501	20060504
P	501	33.900000	20060501	20060504
S	2,700	33.878700	20060501	20060504
P	38,000	33.593000	20060501	20060504
P	10,000	33.540300	20060501	20060504